131 South Dearborn Street
Writer’s direct phone (312) 460-5962	Suite 2400 Chicago, Illinois 60603 (312) 460-5000 fax (312) 460-7000
Writer’s e-mail mblount@seyfarth.com	www.seyfarth.com

November 5, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  John Reynolds

           Assistant Director

           Division of Corporation Finance

Re:  2020 ChinaCap Acquirco, Inc.

        Amendment No. 5 to the Registration Statement on Form S-1

        Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 ChinaCap Acquirco, Inc. (the “Company”) has filed with the Commission an Amendment No. 5 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 5, marked to show the changes made from Amendment No. 4 which was filed with the Commission on September 16, 2007. The changes reflected in Amendment No. 5 are intended to respond to the comments set forth in your letter dated October 26, 2007 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to pages in the Prospectus included in Amendment No. 4.

Prospectus Summary

1. We have added language to the Summary similar to the disclosure on pages 70 and 71 regarding possible purchases of shares of the Company’s common stock by the Company’s officers and directors.

Summary Financial Data, page 13

2. We have revised the stockholder equity calculations in the summary financial data and capitalization sections.

We have also revised the disclosure in the Registration Statement to reflect the following changes in the offering:

1. The exercise price of both the warrants issued as part of the units and the insider warrants has decreased from $5.50 to $5.25.

2. George Lu will individually purchase a portion of the $2,000,000 of insider warrants to be sold in the private placement preceding the public offering.

We have further revised the disclosure in the Registration Statement to clarify that in addition to the Company’s officers and one of their directors, Dr. Yu, agreeing to indemnify the Company to ensure that the proceeds in the trust fund are not reduced by target companies, vendors or creditors with claims that the Company owes them money for services rendered or contracted for or products sold to the Company, certain entities controlled by the officers and Dr. Yu have agreed to indemnify the Company as reflected in the insider letters filed with the Registration Statement as Exhibits 10.1-10.10 and 10.18.

The Company appreciates the staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962 or fax (312) 460-7962.

Very truly yours,

/s/ Michael Blount

Michael E. Blount

MEB:meb:tbm

cc:	Jay Williamson

Ethan Horowitz

G. George Lu

Gary I. Levenstein